Aurus Advisors, Inc.

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	35,629
Accounts receivable		146,559
Warrants receivable		475
Other assets - warrants		4,988
Total Assets	$	187,651
Liabilities and Stockholders' Equity		
Liabilities		
Commissions payable		73,065
Accrued expenses		800
Due to stockholder		5,423
Total Liabilities		79,288
Stockholders' Equity		
Common stock (no par value;1,000,000 shares authorized;10,000 shares issued and outstanding)		79,025
Retained earnings		29,338
Total Stockholders' Equity		108,363
Total Liabilities and Stockholders' Equity	$	187,651

See accompanying notes to the financial statements.